UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-35565

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE SAVINGS PLAN

DECEMBER 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AbbVie Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 21, 2021

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Assets
Cash	$225	$3,261
Investments, at fair value	6,927,771	5,719,399
Employer contributions receivable	8,160	8,302
Notes receivable from participants	43,029	45,721
Accrued interest and dividend income	740	458
Due from brokers	498	1,802

Total assets	6,980,423	5,778,943

Liabilities
Other liabilities	-	5,870
Accrued administrative expenses	107	82
Due to brokers	401	2,350

Total liabilities	508	8,302

NET ASSETS AVAILABLE FOR BENEFITS	$6,979,915	$5,770,641

The accompanying notes are an integral part of these statements.

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2020

(Dollars in thousands)

Additions
Contributions
Employer	$103,432
Participant	210,856
Rollovers	29,651

Total contributions	343,939

Investment income
Net appreciation in fair value of investments	1,066,501
Interest and dividends	101,732

Net investment income	1,168,233

Interest income on notes receivable from participants	1,967

Total additions	1,514,139

Deductions
Benefits paid to participants	304,437
Other expenses	428

Total deductions	304,865

NET INCREASE	1,209,274

Net assets available for benefits
Beginning of year	5,770,641

End of year	$6,979,915

The accompanying notes are an integral part of this statement.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of AbbVie Inc. (“AbbVie”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Alight Solutions serves as the recordkeeper of the Plan. The Northern Trust Company (“Custodian” and “Trustee”) serves as the custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Plan Trust (“Trust”). The Trust is administered by the Trustee and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire. Eligible employees electing to participate may contribute from 2% to 50% of their eligible earnings to the Trust. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the Internal Revenue Code (“IRC”). All the contributions are subject to certain limitations of the IRC. Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2020, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan. Employer contributions are invested each pay period according to the employee’s investment elections.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options, including AbbVie common shares. AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the plan administrator.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2020, forfeitures reduced AbbVie’s contributions by approximately $699,000. Approximately $296,900 and $60,600 of forfeitures were available at the end of 2020 and 2019, respectively.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Following retirement, termination or death, participants or their beneficiaries receive distributions in cash and/or AbbVie common shares and may receive them in installments, lump sums or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made or commence by the 1st of April following the year the participant reaches age 72 (or 70 ½ if the participant turned 70 ½ before January 1, 2020). Interest, dividends and other earnings will continue to accrue on such deferred amounts. In-service withdrawals are available in certain circumstances as defined by the Plan. The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

In response to the pandemic outbreak of a novel coronavirus (COVID-19), the United States Congress passed the Coronavirus Aid, Relief and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts. In response, during 2020, the Plan implemented provisions under the CARES Act related to distributions for those participants who qualified under the CARES Act.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock. Investment fees for mutual funds, collective trusts, and managed accounts are charged against the net assets of the respective fund. AbbVie pays other record-keeping and administration fees, where applicable. Expenses paid by AbbVie are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and AbbVie’s contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

During 2020, the Plan implemented provisions under the CARES Act related to deferred loan repayments for those participants who qualified under the CARES Act.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.

Certificates of deposit and repurchase agreements - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

U.S. government securities and corporate debt - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE C – INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2020	2019
AbbVie common shares, 12,683,760 and 12,760,892 shares, respectively, (dollars in thousands)	$1,359,065	$1,129,849
Market value per share	$107.15	$88.54

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of a collective trust fund managed by the Trustee for the Plan. The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2020, the Plan received $60.5 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan. All participants’ account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE F - TAX STATUS

The Plan has received a determination letter from the IRS dated August 20, 2018, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE G – SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and other than disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

Effective April 1, 2021, Empower Retirement replaced Alight Solutions as the recordkeeper and Great West Trust Company, LLC replaced The Northern Trust Company as the custodian and trustee.

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value
*ABBVIE INC., common shares		$1,359,065

ABBOTT LABORATORIES, common shares		534,468

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH		292,886
AMERICAN FUNDS THE GROWTH FUND OF AMERICA		651,015
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND		185,639
DIAMOND HILL SMALL/MID CAP FUND		106,651
GMO GLOBAL ASSET ALLOCATION SERIES FUND		146,416
JPMORGAN CORE BOND FUND		395,712
PIMCO ALL ASSET FUND		73,928
PIMCO SHORT-TERM PORTFOLIO INSTITUTIONAL		18,729

Collective trust funds
SSGA TARGET RETIREMENT 2020 SERIES FUND		94,936
SSGA TARGET RETIREMENT 2025 SERIES FUND		182,121
SSGA TARGET RETIREMENT 2030 SERIES FUND		173,985
SSGA TARGET RETIREMENT 2035 SERIES FUND		141,457
SSGA TARGET RETIREMENT 2040 SERIES FUND		121,875
SSGA TARGET RETIREMENT 2045 SERIES FUND		86,177
SSGA TARGET RETIREMENT 2050 SERIES FUND		59,913
SSGA TARGET RETIREMENT 2055 SERIES FUND		23,110
SSGA TARGET RETIREMENT 2060 SERIES FUND		13,793
SSGA TARGET RETIREMENT INCOME SERIES FUND		44,112
VANGUARD INSTITUTIONAL 500 INDEX TRUST		958,016
VANGUARD INSTITUTIONAL EXTENDED MARKET TRUST		529,116
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND		383,886
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		1,537

Certificates of Deposit
CREDIT SUISSE AG N Y VAR RT .415789% DUE 01-15-2021		4,000

U.S. Government Securities
FEDERAL FARM CR BKS FLTG RT 01-19-2021		10,000
FEDERAL HOME LN MTG CORP FRN 06-04-2021		15,206
FNMA FLT RT 01-24-2022		16,048
FNMA FLTG RT DUE 05-06-2022		10,026
UNITED STATES TREAS BILLS 0% 04-01-2021		14,797
UNITED STATES TREAS BILLS 0% DUE 05-13-2021		14,896
UNITED STATES TREAS BILLS 02-25-2021		48,495
UNITED STATES TREAS BILLS 04-08-2021		2,500
UNITED STATES TREAS BILLS DUE 01-14-2021		13,000
WI UNITED STATES 0% TREAS BILLS DUE 04-22-2021		18,995

Corporate Debt
AGENCE FRANC DEV FR SNR EMTN 06/21		4,002
ALLY AUTO 2.34% DUE 07-15-2022		240
CITIBANK N A FLTG 07-23-2021		702
DEXIA CREDIT LOCAL 2.875% GTD SNR 29/01/22		514

AbbVie Savings Plan

EIN: 320375147, Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2020

(Dollars in thousands)

Identity of party involved/		Current
description of asset/ rate/ maturity	Cost (a)	value
Corporate Debt - continued
DEXIA CREDIT LOCAL EMTN 25/01/21		2,403
ERSTE ABWICKLUNGS IDX/LKD EMTN 04/03/2022		2,261
EXPORT DEV CANADA FRN SNR 06/2021		10,998
EXPORT DEV CANADA FRN SNR 11/2021		7,029
EXPORT IMPORT BK KOREA NT FLTG RATE ADJ RT 01-25-2022 REG		704
FORD CR AUTO LEASE FIXED 2.22% DUE 10-15-2022		3,028
GM FINANCIAL SECURITIZED TERM SER 19-3 CL A2A 2.23% DUE 08-16-2022		415
GM FINL AUTOMOBILE LEASING TR SER 20-1 CL A2B FLTG DUE 04-20-2022		885
HSH PORTFOLIO FRN SNR 11/2021		7,018
KOMMUNALBANKEN AS FLTG 15/04/2021		12,401
KOMMUNALBANKEN AS FR SNR 02/22		1,001
KOMMUNALBANKEN AS FR SNR 03/21		2,224
KOMMUNALBANKEN AS FR SNR 09/21		1,001
KOMMUNEKREDIT 2.5% SNR EMTN 14/04/22		3,087
KOMMUNINVEST I SVE 1% EMTN 01/03/21		16,569
KOREA DEV BK NT FLTG RATE ADJ RT 10-01-2022		702
KOREA DEVEL BANK FRN SNR MTN 10/22		3,030
KOREA HYDRO & NUCLEAR POWER CO LTD 4.75% NOTES SR REG S DUE 07-13-2021		2,249
LANDWIRT RENTENBK FRN SNR EMTN 01/22		1,049
L-BANK BW FOERDBK 2.375% GTD SNR 16/04/21		12,075
L-BANK BW FOERDBK FRN SNR 09/21		9,007
LLOYDS BK PLC NT FLTG DUE 05-07-2021		2,003
NED WATERSCHAPSBK FR SNR 12/21		6,003
NED.FINANCE IDX/LKD EMTN 07/09/2021		9,001
NISSAN AUTO LEASE FIXED 1.8% DUE 05-16-2022		2,283
NORDRH-WESTFALEN FRN SNR 08/2021		5,003
NORDRH-WESTFALEN FRN SNR 10/2021		9,010
NRW BANK FRN SNR 02/21		13,002
NRW BANK FRN SNR 02/22		4,004
NRW BANK FRN SNR 03/2021		7,001
NRW BANK FRN SNR 12/21		3,016
NTT FINANCE CORP 1.9% SNR EMTN 21/07/21		806
QNB FINANCE LTD FRN 31/05/21		702
SANTANDER UK PLC NT FLTG DUE 06-01-2021		301
TEMASEK FINL I LTD 2.375% DUE 01-23-2023		5,228
TEXAS ST 4% 08-26-2021		7,174
TOYOTA AUTO 1.92% DUE 07-15-2022		1,034
VOLKSWAGEN AUTO LEASE TR 2019-A NT CL A-2B 03-21-2022		1,100

*Loans to participants, 3.25% to 8.25%		43,029

		$6,970,800

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE PUERTO RICO SAVINGS PLAN

DECEMBER 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the AbbVie Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2018.

Chicago, Illinois

June 21, 2021

2

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Assets
Cash	$3	$113
Investments, at fair value	411,369	348,881
Employer contributions receivable	74	2
Notes receivable from participants	5,353	6,687
Accrued interest and dividend income	4	32
Due from brokers	118	20

Total assets	416,921	355,735

Liabilities
Other liabilities	-	37
Due to brokers	1	238

Total liabilities	1	275

NET ASSETS AVAILABLE FOR BENEFITS	$416,920	$355,460

The accompanying notes are an integral part of these statements.

3

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2020

(Dollars in thousands)

Additions
Contributions
Employer	$3,891
Participant	9,544
Rollovers	602

Total contributions	14,037

Investment income
Net appreciation in fair value of investments	63,208
Interest and dividends	9,105

Net investment income	72,313

Interest income on notes receivable from participants	282

Total additions	86,632

Deductions
Benefits paid to participants	25,088
Other expenses	84

Total deductions	25,172

NET INCREASE	61,460

Net assets available for benefits
Beginning of year	355,460

End of year	$416,920

The accompanying notes are an integral part of this statement.

4

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Employees of AbbVie Inc.’s (“AbbVie”) selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan’s sponsor is AbbVie Ltd. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Alight Solutions serves as the recordkeeper of the Plan. The Northern Trust Company (“Custodian”) serves as the custodian. Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Puerto Rico Savings Plan Trust (“Trust”). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions immediately following their date of hire. Eligible employees electing to participate may contribute from 2% to 50% of their eligible earnings to the Trust. Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (“Puerto Rico Code”), as amended. All the contributions are subject to certain limitations of the Puerto Rico Code. Participant contributions may be invested in any of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2020, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan. Employer contributions are invested each pay period according to the employee’s investment elections.

5

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers a variety of investment options, including AbbVie common shares. AbbVie was established by the January 1, 2013 separation of Abbott Laboratories (“Abbott”) into two publicly traded companies. The separation was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2020, approximately $32,000 of forfeitures were used to reduce AbbVie’s contributions. As of December 31, 2020 and 2019, approximately $4,700 and $7,800, respectively, of forfeitures were available.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made or commence by the 1st of April following the year the participant reaches age 72 (or 70 ½ if the participant turned 70 ½ before January 1, 2020). Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations. In-service withdrawals are available in certain circumstances as defined by the Plan. The Plan also permits hardship withdrawals for participants who meet the criteria outlined in the Plan document.

6

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions - Continued

In response to the pandemic outbreak of a novel coronavirus (COVID-19), the Puerto Rico Treasury Department issued guidance to authorize special “disaster relief distributions” from Puerto Rico tax qualified retirement plans for participants experiencing financial hardships associated with the COVID-19 pandemic. The Plan adopted the disaster relief distribution provision and through June 30, 2020, participants were permitted to take disaster relief distributions up to $25,000 without any early distribution penalties and at special tax rates.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott stock. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund. The Company pays other record-keeping and administration fees and Trustee fees, where applicable. Expenses paid by the Company are excluded from these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and employer contributions and allocations of plan earnings, and is charged with any transaction fees or commissions incurred by the participant. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to the Puerto Rico Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

7

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds and collective trust funds - Valued at the published net asset value (“NAV”) or market price per share.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;
•	Level 2 – Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and
•	Level 3 – Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

8

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables set forth the fair value hierarchy levels of the Plan’s assets at fair value at December 31, (dollars in thousands):

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

9

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE C - INVESTMENTS

A summary of AbbVie common share data as of December 31, is presented below:

	2020	2019
AbbVie common shares, 1,350,430 and 1,432,689, respectively (dollars in thousands)	$144,699	$126,850
Market value per share	$107.15	$88.54

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of a collective trust fund managed by the Custodian for the Plan. The Plan also invests in the common stock of AbbVie. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2020, the Plan received $6.6 million in common stock dividends from AbbVie.

Participants pay fees to the recordkeeper for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan. All participants’ account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, AbbVie has no intention of terminating the Plan.

10

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE F - TAX STATUS

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (“Treasury”) dated August 12, 2020, stating that the Plan is qualified under Section 1081.01 of the Puerto Rico Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and other than disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

Effective April 1, 2021, Empower Retirement replaced Alight Solutions as the recordkeeper and Great West Trust Company, LLC replaced The Northern Trust Company as the custodian.

11

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

EIN: 980429860, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value
*AbbVie Inc., common stock		$144,699

Abbott Laboratories, common stock		64,058

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		7,477
American Funds Growth Fund of America, Class R6		19,407
American Funds Washington Mutual Investors Fund, Class R6		3,722
Blackrock Short-Term Investment Fund		27,771
Diamond Hill Small/Mid-Cap Fund		2,842
GMO Global Asset Allocation Series Fund, Class R6		4,084
J.P. Morgan Core Bond Fund		19,225
PIMCO All Asset Fund		2,414
Vanguard Total International Stock Index Fund		23,394

Collective trust fund
SSGA Target Retirement 2020 Series Fund		9,163
SSGA Target Retirement 2025 Series Fund		11,332
SSGA Target Retirement 2030 Series Fund		10,379
SSGA Target Retirement 2035 Series Fund		4,456
SSGA Target Retirement 2040 Series Fund		3,382
SSGA Target Retirement 2045 Series Fund		2,309
SSGA Target Retirement 2050 Series Fund		701
SSGA Target Retirement 2055 Series Fund		811
SSGA Target Retirement 2060 Series Fund		612
SSGA Target Retirement Income Series Fund		3,674
Vanguard Institutional 500 Index Fund		28,724
Vanguard Institutional Extended Market Fund		16,667
*Northern Trust Collective Short Term Investment Fund		66

*Loans to participants, 3.25% to 8.25%		5,353

		$416,722

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

13

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 21, 2021	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator